SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005 (February 9, 2005)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: February 9, 2005

Attention ASX Company Announcements Platform

Lodgement of Open Briefing

Ansell Limited

Level 3

678 Victoria Street

Richmond VIC 3121

Date of lodgement: 09-Feb-2005

Title: Open Briefing. Ansell. CEO on Full Year Outlook

Record of interview:

corporatefile.com.au

Ansell Limited today reported net profit of US$31.7 million in the first half ended December 2004, up from US$23.5 million in the previous corresponding period. EBITA from the core Healthcare segment was US$55.2 million, up 10 percent. Your guidance for the full year is Healthcare EBITA of US$115 million, up 10 percent. What are the major risks to this forecast?

CEO Doug Tough

The big risks, if there are any, relate to a significant change in the competitive environment in any of our businesses such as in the pricing area. Another would be latex costs, however these have stabilised. Internal to the business, we need sales growth in line with the first half. The plans that we have in place, both commercial and new products, give us confidence we’ll achieve our targets.

corporatefile.com.au

Before answering any detailed questions on business performance, what are the reasons for your announcement last month that Ansell could not meet its US reporting requirements and how can you resolve this issue?

CEO Doug Tough

What happened is that Goodyear, our partner in South Pacific Tyres (SPT), is now required to incorporate additional disclosures related to SPT and determined that some prior year accounting treatment under US GAAP needed to be reviewed. This is purely an A GAAP to US GAAP reconciliation issue.

CFO Rustom Jilla

We can’t lodge our Form 20-F with the US SEC until we receive SPT’s US GAAP financials that have been audited by KPMG, SPT’s auditors. We’re listed on the NASDAQ and this filing delay means we’re not in compliance with NASDAQ reporting requirements. SPT, Goodyear and KPMG have been working hard, with our full support, to determine the appropriate US GAAP treatment. Meanwhile, we’ve requested a hearing from NASDAQ to explain the situation and this is scheduled for February 17.

corporatefile.com.au

Sales were up in the first half, with the Americas up 4 percent, Europe up over 2 percent and Asia Pacific flat. Nevertheless, against a 31 percent increase in EBITA in the Americas and a flat result in Asia Pacific, Europe’s EBITA fell 15 percent. What were the key factors in the drop in European EBITA and what’s the outlook for the full year?

CEO Doug Tough

In the first half, we had several major issues in Europe. We continued to face strong competition in the UK condom market, while UK Professional sales were disappointing in the first quarter and have only now begun to recover. Across all our businesses, the much stronger euro caused pricing pressure. Prices were adjusted down in the second half of 2004 for medical exam gloves and Occupational disposables, which negatively impacted the first half of the current year compared with the previous first half.

We’re confident the initiatives underway, driven by additions to the European Sales & Marketing team, will improve our profitability.

corporatefile.com.au

The Occupational Healthcare business booked EBITA of US$29.5 million in the first half, up 30 percent, on the back of a 9 percent increase in sales to US$198.9 million. EBITA margin rose to 14.8 percent from 12.4 percent. Can you detail the relative contributions of an improved product mix and manufacturing savings to the margin improvement? Is further significant margin growth achievable?

CEO Doug Tough

The speed at which Occupational margins have risen has surpassed our expectations. Remember, the margin was 5.8 percent three years ago. HyFlex continues to be a home run. In the first half we saw 28 percent volume and sales growth and sales of $37.3 million. Sales mix was an important factor in our higher margin but we’re also realising cost savings from our plants in Asia and Mexico, and the outsourcing of lower value-add products. We’ll see additional benefits going forward but don’t expect a further substantial increase in Occupational margins.

corporatefile.com.au

The HyFlex glove range was introduced in 2001. Is there any indication growth in demand for HyFlex gloves is peaking?

CEO Doug Tough

No. In fact the overall market has grown as customers worldwide have switched from cut-and-sewn gloves or bare hands to using HyFlex or other ergonomic gloves.

corporatefile.com.au

EBITA from Professional Healthcare was US$15.4 million in the first half, up 3 percent on sales growth of 1 percent. EBITA margin was 11.5 percent and appears to have stabilised after a two-year fall. What’s the outlook for margins in the second half?

CEO Doug Tough

I’m cautiously optimistic. We should see stronger results from Europe in the second half and meanwhile, our US surgical glove recovery is beginning to gain traction, as our first-half results from the Americas show.

CFO Rustom Jilla

Can I add however, that while the surgical business has done better, examination gloves continue to face competitive pricing pressure. We don’t foresee any let-up and so don’t expect any major improvement in the overall Professional margin.

corporatefile.com.au

To what extent has the focus on recovery in your US surgeons’ glove market share prevented you from exploiting other growth opportunities for Professional in the US?

CEO Doug Tough

There’s no question the surgical recovery has taken resources away from other initiatives. Nevertheless, we have in place a comprehensive, adequately resourced program to step up evaluations, broaden our market and penetrate more channels.

corporatefile.com.au

In Consumer Healthcare, EBITA was US$10.3 million, down 17 percent on the back of a 7 percent drop in sales to US$61.9 million. EBITA margin contracted to 16.6 percent from 18.5 percent, but was an improvement on 15.5 percent in the second half of 2004. What were the reasons for the fall in margin and what’s the outlook for the full year?

CEO Doug Tough

There were three reasons for the decline from a high comparative period. One, the high level of competitiveness in our major branded condom markets in recent months. Two, household glove sales have been disappointing and our partner, Freudenberg Household Products (FHP), is committed to a turnaround, with higher second half marketing spend planned by both of us. But three and most importantly, condom tender volumes, which are irregular by nature, were much lower. We’re expecting higher tender volumes in the second half, and planning higher capacity utilisation at our condom plants. Also, we’ve stepped up our introduction of new products worldwide and are hopeful they’ll contribute to an improved performance.

corporatefile.com.au

Ansell generated EBITDA of US$60.2 million in the first half, up from US$53.4 million previously, but due to a rise of US$18.3 million in working capital, net operating cash flow was US$38.4 million, down from US$51.9 million. How do you account for the increase and does working capital management remain a priority?

CFO Rustom Jilla

The first half rise in working capital was primarily due to the weaker US dollar which accounted for two thirds of the increase. However, we did take our eye off the working capital ball to an extent and unlike in previous periods, didn’t have operational gains offsetting the forex impact. Late in the first half we began refocusing on inventory and expect an improvement in our year-end working capital position.

corporatefile.com.au

Ansell’s net debt stood at US$161.3 million and gearing rose to 24 percent up from 13 percent last June, reflecting your off-market buy-back of 16.8 million shares for US$120 million. Do you expect to activate an on-market buy-back of a further 10 percent of shares outstanding, as approved by shareholders at your AGM, before the end of the current year and what’s the outlook for net debt and gearing at the end of June 2005?

CFO Rustom Jilla

We expect strong cash flow in the second half and absent any additional buy-backs, reductions in both net debt and gearing. Gearing will probably be around 20 percent at year end, well under the 30 percent comfort level we’ve previously spoken about.

The issue of a further buy-back is a decision for the board. It’s not something we can comment on other than to say we’re following our capital management strategy while keeping in mind our future funding needs, including possible acquisitions.

corporatefile.com.au

Reflecting the buy-back, EPS for the first half was A$0.25, up 33 percent. You’ve announced a 57 percent franked interim dividend of A$0.07 per share, up 17 percent from A$0.06 previously. Why has the increase in the dividend lagged the rise in EPS and what’s the outlook for the final dividend?

CEO Doug Tough

Again, dividends are a board decision. However, both management and the board are focused on total shareholder return, comprising growing, but sustainable dividends and share price appreciation. TSR in the first half was 17 percent following 34 percent in 2004. Our philosophy is to have a balanced capital management program, including dividends, with more of the TSR coming through share price appreciation.

CFO Rustom Jilla

We also have tax losses from past years and no franking credits for future dividends. Also, don’t forget our large investment in SPT and lack of retained earnings. If we were to take a future book write-down, and I stress book, not cash, it would reduce our capacity for paying dividends in that period.

corporatefile.com.au

The performance to date of the SPT joint venture remains below the original restructure plan, yet Ansell believes that over the remaining option period it can recover the A$203 million carrying value of the investment. What assumptions underlie this belief and if Ansell does recover the investment, how might the potential surplus cash injection be employed?

CFO Rustom Jilla

It’s worth clarifying that, of the sum you’ve quoted, about $138 million is equity, the rest is debt, which we expect to fully recover from our partner Goodyear. We formally evaluate our equity investment each half using an agreed formula that’s based on past results and a forward view of SPT’s performance. Our key assumption is that SPT will perform in line with its forecasts.

It’s too early to think about how we’d employ any cash from the potential exercise of our put option on SPT. We’ll count our chickens after they hatch!

corporatefile.com.au

Thank you Doug and Rustom.

For more information about Ansell, visit www.ansell.com or call David Graham on (+61 3) 9270 7215

For previous Open Briefings by Ansell, or to receive future Open Briefings by e-mail, visit www.corporatefile.com.au